January 28, 2025

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

       Re: Fuxing China Group Ltd
           Amendment No. 6 to Registration Statement on Form F-1
           Filed January 17, 2025
           File No. 333-278459
Dear Shaolin Hong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Form F-1/A filed January 17, 2025
Recent Development, page 60

1. We note your disclosure on pages 60 and 98 regarding the terms of the Share Transfer
       Agreement. We note that the Share Transfer Agreement includes a debt repayment clause for repayment of debt over three tranches. Please revise to disclose the debt repayment terms and to the extent material please quantify the debt outstanding owed by Jianxin.
       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please
 January 28, 2025
Page 2

contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing